June 25, 2024

VIA EDGAR

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited (CIK No. 0001951229)

Registration Statement on Form F-1, as amended (File No. 333-278295)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations (“Rule 461”) under the Securities Act of 1933, as amended, Reitar Logtech Holdings Limited (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”) to become effective at 4:00 p.m. Eastern Time, on June 28, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Morgan, Lewis & Bockius.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

Please contact Mr. William Ho of Morgan, Lewis & Bockius at +852.3551.8513 or via e-mail at william.ho@morganlewis.com or Ms. Louise Liu of Morgan, Lewis & Bockius at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com with any questions you may have concerning this request. In addition, please notify Mr. Ho and Ms. Liu when this request for acceleration has been granted.

(Signature page follows)

Very truly yours,

Reitar Logtech Holdings Limited

By:	/s/ Kin Chung Chan
Name:	Kin Chung Chan
Title:	Director, Chairman and Chief Executive Officer

(Signature Page to Issuer Acceleration Request)